JOINT NEWS RELEASE

TEEKAY AND TORM COMPLETE INITIAL TENDER OFFER PERIOD FOR SHARES OF
OMI CORPORATION AND COMMENCE SUBSEQUENT OFFERING PERIOD

May 25, 2007. Teekay Shipping Corporation (Teekay) (NYSE: TK) and A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD) today announced that, based on preliminary information provided by the depositary, OMI Corporation (OMI) (NYSE: OMM) shareholders tendered approximately 49,762,507 shares (including shares tendered pursuant to guaranteed delivery procedures), which, after accounting for the 2,415,610 restricted shares that will be cancelled on the date of purchase of the tendered shares, represents approximately 83.5% of all outstanding shares. Pursuant to the terms of the tender offer by Teekay and TORM for all of the outstanding common stock of OMI, all shares that were validly tendered and not withdrawn have been accepted for payment. The initial period of the tender offer expired at 5:00 p.m., New York City time, on May 25, 2007. Teekay and TORM intend to make payment on May 31, 2007 to OMI shareholders that validly tendered shares. The same day that the shares are purchased, OMI will pay a special cash dividend in the amount of $0.10 per share, assuming a May 31, 2007 purchase date. Payment for shares validly tendered during the initial offering period shall be made promptly in accordance with the terms of the tender offer.
Teekay and TORM also commenced a subsequent offering period for all remaining OMI shares that will expire at 5:00 p.m., New York City time, on Tuesday, June 5, 2007, unless further extended. During the subsequent offering period, shares will be accepted for payment as they are tendered at the same offer price paid during the initial offer period of $29.25 net per share in cash. All shares validly tendered during this subsequent offering period will be immediately accepted and payment will be made promptly after acceptance, in accordance with the terms of the offer. Shares tendered during the subsequent offering period may not be withdrawn and cannot be delivered by the guaranteed delivery procedure.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).

About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the closing of Teekay and TORM’s acquisition of OMI. There can be no assurance that other conditions to the closing of the acquisition will be satisfied.